

July 16, 2015

Robert G. Phillips
Chief Executive Officer
Crestwood Equity Partners, LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

> **Re:** **Crestwood Equity Partners, LP**
> **Registration Statement on Form S-4**
> **Filed June 17, 2015**
> **File No. 333-205004**

Dear Mr. Phillips:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The Merger appears to be subject to Rule 13e-3, because it involves the purchase of an equity security by an entity under common control with the issuer of such security, and it will produce the effects described in Rule 13e-3(a)(3)(ii). Furthermore, it is not clear that the exception set forth in Rule 13e-3(g)(2) is available, because it does not appear that Midstream unitholders are being offered an equity security that has substantially the same rights as the common units of CEQP. Given these circumstances, please advise how you determined that the merger is not subject to Rule 13e-3.

Prospectus Summary

Support Agreements, page 11

2.  Please quantify the percentage of outstanding midstream common and preferred unitholders that have agreed to vote in favor of the merger agreement.

The Merger

Background of the Merger, page 44

3.  Please provide additional disclosure regarding the reason(s) that Crestwood decided to obtain additional analysis concerning the Simplification Transaction on March 4, 2015.

4.  Please provide additional disclosure regarding the discussion on April 13, 2015 of the merits and considerations of the Simplification Transaction relative to other alternatives. Please also provide additional disclosure regarding the merits of the Simplification Transaction as compared to the NGL offer, discussed on April 29, 2015.

5.  Please disclose the "supplemental financial and other financial information" provided to the Midstream Conflicts Committee on May 3, 2015.

The Merger Agreement, page 73

6.  We note your cautionary statements concerning the representations and warranties in the merger agreement. Please note that disclosure regarding an agreement's representations and warranties constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put such information into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential  Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).  Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws. Further, please clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Comparison of the Rights of CEQP and Midstream Unitholders, page 107

7.  We refer to your disclosures on pages 107 to 125 concerning differences between the rights of CEPQ unitholders as compared to the rights presently held by Midstream

unitholders. Please present as separate proposals the adoption of the Agreement and Plan of Merger and each provision of the CEPQ governing instruments that will differ materially from the governing instruments of Midstream. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission´s website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director